Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

April 28, 2017

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Anu Dubey

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant” and each series, a “Fund” and together, the “Funds”)

Dear Ms. Dubey:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 5, 2017 in connection with Post-Effective Amendment No. 84 for Pax World Funds Series Trust I (the “Trust”), filed with the Commission on March 1, 2017 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

PROSPECTUS

1. Comment. For Funds that do not carry sales load charges and deferred sales load charges, please consider adding “None” to accompany the following header: “Shareholder Fees (Fees Paid Directly From Your Investment.”

Response. The requested change has been made.

2. Comment. For all Funds with principal investment strategies that indicate that the portfolio manager may “overweight or underweight a specific sector and may take significant positions,” please clarify whether each such Fund presently takes significant positions in a particular sector or industry. Please disclose any such specific sectors or industries in the Principal Investment Strategies section of the prospectus and disclose any associated risks in the Principal Risks section of the prospectus.

Response. None of Pax Large Cap Fund, Pax Mid Cap Fund, or Pax Small Cap Fund presently has a significant position in a particular sector.

3. Comment. The Principal Investment Strategy discussion for certain Funds indicates that the Fund may utilize derivatives. If derivatives are counted for purposes of the Fund’s 80% policy, please confirm that they are valued based on market value rather than notional value.

Response. The Registrant confirms that, in monitoring the Fund’s compliance with its 80% policy, the Fund will consider derivatives investments using their market value.

4. Comment. Turnover Risk in the Principal Risks section of the prospectus for certain Funds indicates that “frequent changes in the securities held by a Fund increases the Fund’s transaction costs and may result in adverse tax consequences, which together may adversely affect the Fund’s performance.” Please consider revising the disclosure to indicate that such Funds actively trade or trade frequently.

Response. The Registrant respectfully submits that portfolio turnover may be a result of a Fund’s principal investment strategies, but is not itself a principal investment strategy, of a Fund. In response to your comment, however, the disclosure has been revised, as follows:

“Turnover Risk A change in the securities held by a Fund is known as ‘portfolio turnover.’ Portfolio turnover is not a principal consideration in investment decisions for the Funds, and the Funds are not subject to any limit on the frequency with which portfolio securities may be purchased or sold. High portfolio turnover involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer markups and other transaction costs on the sale of securities and reinvestments in other securities. Such sales may also result in realization of taxable capital gains, including short-term capital gains (which are taxed at ordinary income tax rates when distributed to shareholders who are individuals), and may adversely affect the Fund’s after-tax returns. The trading costs and tax effects associated with portfolio turnover may adversely affect a Fund’s performance.”

5. Comment. Please consider including disclosure that only convertible securities “in the money” at the time of investment will be counted as equity securities for purposes of a Fund’s 80% policy.

Response. The Registrant respectfully notes that the Funds’ Statement of Additional Information states as follows: “A convertible security is only counted as an equity security for purposes of a Fund’s 80% policy if the convertible security is ‘in the money’ at the time of investment.” The Registrant therefore submits that it believes its disclosure to be sufficient.

6. Comment. Please consider adding emerging markets risk as a principal risk of Pax Mid Cap Fund.

Response. The Registrant believes that emerging markets risk is not presently a principal risk of the Fund. Accordingly, the Registrant believes that its current disclosure adequately describes the principal risks of the Fund.

7. Comment. Pax Mid Cap Fund’s Principal Investment Strategy section indicates that the Fund “may be focused in a single country or geographic region.” If the Fund is currently focused in a single country or geographic region, please identify the country or geographic region in the Principal Investment Strategy section and disclose the principal risks associated with investing in that country or geographic region.

Response. The Fund is not presently focused in a particular country or geographic region.

8. Comment. Please consider adding disclosure to the Principal Investment Strategy section of the prospectus that Pax Small Cap Fund may take significant positions in the financial services sector.

Response. In response to your comment, the Fund’s Principal Investment Strategy section has been revised, as follows:

“The portfolio manager may overweight or underweight a specific sector and may take significant positions, including positions in companies in the financial services sector, which could lead to increased volatility.”

9. Comment. Please omit the underlined sentences in Footnote 1 to the Average Annual Total Returns table of Pax Small Cap Fund as well as similar sentences included in similar footnotes to the Average Annual Total Returns tables of Pax ESG Quality Fund, Pax MSCI EAFE ESG Leaders Index Fund, Pax Global Environmental Markets Fund, Pax High Yield Bond Fund, and Pax Balanced Fund, as these are neither required nor permitted by Item 4 of Form N-1A: “The Fund’s inception date is March 27, 2008. The Fund’s investment adviser assumed certain expenses during the period; total returns would have been lower had these expenses not been assumed. Total return figures include reinvested dividends and capital gains distributions, and changes in principal value, and, other than for Individual Investor Class shares, do not reflect the taxes that a shareholder might pay on Fund distributions or on the redemption of Fund shares. These figures represent past performance, which is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.”

Response. The requested changes have been made.

10. Comment. In connection with Comment 9, please consider omitting the following sentence in Footnote 1 to the Average Annual Total Returns tables of the applicable Funds, as a similar statement is already made in the lead-in to the tables: “These figures represent past performance, which is not a guarantee of future results.”

Response. The requested changes have been made.

11. Comment.  Please consider moving the additional information about the indices in the footnotes to the Average Annual Total Returns table for Pax Small Cap Fund elsewhere in the prospectus.

Response. The Registrant respectfully submits that the additional information about the indexes in the footnotes to the table is responsive to, and in compliance with, Instruction 2(b) to Item 4 of Form N-1A, which provides, in part, that a Fund may include “information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7)” of Form N-1A.

12. Comment. Please consider including an 80% policy to invest in ESG-related investments for Pax ESG Beta Quality Fund, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also disclose the criteria used to meet such 80% policy, including additional specificity with respect to ESG scoring.

Response. The Registrant respectfully submits that the term “ESG” does not connote a particular type of investment; rather it is a component of the Pax Funds’ investment strategy. The Registrant notes that the adopting release for Rule 35d-1 provides that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.”1 The term “ESG” in the Fund’s name indicates that the Fund employs a sustainable investment strategy that favors securities that the Adviser believes have strong ESG profiles and does not suggest a type of investment. Accordingly, the Registrant declines to make the requested change.

13. Comment. Please consider adding disclosure to the Principal Investment Strategy section of the prospectus that Pax ESG Beta Quality Fund may take significant positions in companies in the technology sector.

Response. In response to your comment, the Fund’s Principal Investment Strategy section has been revised to include the following:

“The portfolio manager may take significant positions in companies in the technology sector, which could lead to increased volatility.”

14. Comment. Please consider whether the following disclosure in the Performance Information section of the prospectus for Pax ESG Beta Quality Fund is necessary given that at issue is the renaming, not the reorganization, of the Fund: “Effective June 30, 2016 the Pax Growth Fund (the “Predecessor Fund”) was renamed the Pax ESG Beta Quality Fund (the “Fund”). The Predecessor Fund is treated as the survivor of the renaming for accounting and performance reporting purposes. Accordingly, all performance and other information shown for the Fund for periods prior to June 30, 2016 is that of the Predecessor Fund.”

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

Response. In response to your comment, the disclosure has been revised, as follows:

“Effective June 30, 2016 the Pax Growth Fund ~~(the “Predecessor Fund”)~~ was renamed the Pax ESG Beta Quality Fund and the strategy of the Fund changed. Accordingly, performance of the Fund for periods prior to June 30, 2016 may not be representative of the performance the Fund would have achieved had the Fund been following its current strategy.~~(the “Fund”)~~. ~~The Predecessor Fund is treated as the survivor of the renaming for accounting and performance reporting purposes. Accordingly, all performance and other information shown for the Fund for periods prior to June 30, 2016 is that of the Predecessor Fund.~~”

15. Comment. In instances where there is more than one portfolio manager managing the investments of a Fund, please clarify the roles that the portfolio managers play in managing the Fund’s portfolio. For example, please consider disclosing whether one individual serves as lead portfolio manager or whether all of the portfolio managers are jointly and primarily responsible for the day-to-day management of a Fund.

Response. The Registrant confirms that, pursuant to General Instruction C.3.(b), each portfolio manager listed in the Management of the Fund—Portfolio Managers section of the prospectus is jointly and primarily responsible for the management of the relevant Funds. The Registrant believes that such Fund’s disclosure complies with the requirements of Item 5(b) of Form N-1A.

16. Comment. In a footnote to portfolio turnover rate for Pax MSCI EAFE ESG Leaders Index Fund, the Registrant supplements the disclosure by explaining as follows: “To manage cash flows, minimize trading costs and equitize cash balances in between trading blocks of securities, the International Index Fund utilizes one or more exchange-traded funds (ETFs) which have an investment objective that tracks the Fund’s broad-based benchmark. These investments are frequent and short-term, however, the Fund is required to include such ETF investment activity in the calculation of its portfolio turnover. Had such transactions been excluded, the portfolio turnover would have been 10% for the year ended December 31, 2016.” Please omit or move elsewhere such supplemental disclosure as it is neither required nor permitted by Item 3 of Form N-1A.

Response. In response to your comment, the referenced footnote has been omitted from the Portfolio Turnover section and moved to the About the Funds – Pax MSCI EAFE ESG Leaders Index Fund section in the back of the prospectus, as follows:

“Under normal circumstances, the International Index Fund invests more than 80% of its total assets in the component securities of the MSCI EAFE ESG Leaders Index and in American Depositary Receipts, Global Depositary Receipts and Euro Depositary Receipts representing the component securities of the MSCI EAFE ESG Leaders Index. The International Index Fund may use a representative sampling strategy to achieve its investment objective, which means that it may not always hold the same securities in the same proportions as the MSCI EAFE ESG Leaders Index. Instead, the International Index Fund generally will invest in a representative sample of the securities in the MSCI EAFE ESG Leaders Index whose risk, return and other characteristics, in PWM’s opinion, closely resemble the risk, return and other characteristics of the MSCI EAFE ESG Leaders Index as a whole. In addition, to manage cash flows, minimize trading costs and equitize cash balances in between trading blocks of securities, the International Index Fund utilizes one or more exchange-traded funds (ETFs) which have an investment objective that tracks the Fund’s broad-based benchmark. These investments are frequent and short-term, however, the Fund is required to include such ETF investment activity in the calculation of its portfolio turnover. Had such transactions been excluded, the portfolio turnover would have been 10% for the year ended December 31, 2016. The International Index Fund also may invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, and stocks not included in the MSCI EAFE ESG Leaders Index, but which PWM believes will help the Fund track the price and yield performance of the MSCI EAFE ESG Leaders Index. Any investments in stocks or stock options not included in the MSCI EAFE ESG Leaders Index will be evaluated by PWM for satisfaction of PWM’s ESG criteria. See “Pax Sustainability/ESG Criteria” on page 61. PWM intends that, over time, the correlation between the International Index Fund’s performance and that of the MSCI EAFE ESG Leaders Index, before fees and expenses, will be 95% or better. If the MSCI EAFE ESG Leaders Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the International Index Fund will concentrate its investments in the same industry or group of industries. As of the date of this Prospectus, the MSCI EAFE ESG Leaders Index is not concentrated in any industry or group of industries.”

17. Comment. Please disclose the number (or range) of component securities in the MSCI EAFE ESG Leaders Index in the Principal Investment Strategies section of the prospectus for Pax MSCI EAFE ESG Leaders Index Fund.

Response. In response to your comment, the disclosure in the Principal Investment Strategies section of the prospectus for Pax MSCI EAFE ESG Leaders Index Fund has been revised, as follows:

“The International Index Fund employs a “passive management”—or indexing—investment approach designed to track the performance of the MSCI EAFE ESG Leaders Index, which is created and maintained by MSCI, Inc. The MSCI EAFE ESG Leaders Index consists of equity securities of issuers organized or operating in developed market countries around the world excluding the U.S. and Canada that have high sustainability or environmental, social and governance (ESG) ratings relative to their sector and industry group peers, as rated by MSCI ESG Research annually. The MSCI EAFE ESG Leaders Index is composed of approximately 400 securities. As of December 31, 2016, the MSCI EAFE ESG Leaders Index included companies with market capitalization between approximately $2.3 billion and $195 billion.”

18. Comment. Please disclose the weighting methodology as well as the frequency with which the MSCI EAFE ESG Leaders Index is rebalanced and reconstituted.

Response. The Registrant notes that the weighting methodology of the MSCI EAFE ESG Leaders Index is already disclosed in the Index Description subsection under the About the Funds – Pax MSCI EAFE ESG Leaders Index Fund section in the back of the prospectus. In response to your comment regarding rebalancing and reconstitution of the MSCI EAFE ESG Leaders Index, the disclosure in the Index Description subsection under the About the Funds – Pax MSCI EAFE ESG Leaders Index Fund section has been revised, as follows:

“The MSCI EAFE ESG Leaders Index is a free float-adjusted market capitalization weighted index designed to measure the performance of equity securities of issuers organized or operating in developed market countries around the world excluding the U.S. and Canada that have high environmental, social and governance (ESG) ratings relative to their sector and industry group peers, as rated by MSCI ESG Research annually. The MSCI EAFE ESG Leaders Index targets sector weights that reflect the relative sector weights of the MSCI Europe & Middle East Index and the MSCI Pacific Index. The MSCI EAFE ESG Leaders Index’s component securities are re-constituted annually and re-balanced three times a year.”

19. Comment. Please consider adding disclosure to the Principal Investment Strategy section of the prospectus that Pax MSCI EAFE ESG Leaders Index Fund may take significant positions in the financial services sector.

Response. In response to your comment, the Fund’s Principal Investment Strategy section has been revised, as follows:

“As of the date of this Prospectus, the MSCI EAFE ESG Leaders Index is not concentrated in any industry or group of industries; however, the Fund may take significant positions in the financial services sector.”

20. Comment. Pax MSCI EAFE ESG Leaders Index Fund compares its performance to each of the MSCI EAFE ESG Leaders (Net) Index and the MSCI EAFE (Net) Index. Please explain supplementally what “Net” means as it relates to the indexes.

Response. The Registrant notes that net total return indexes reinvest dividends after the deduction of foreign withholding tax.

21. Comment. Footnote 2 to the Average Annual Total Returns table for Pax MSCI EAFE ESG Leaders Index Fund states: “Inception of Individual Investor Class shares is March 31, 2014. The returns shown for Individual Investor Class shares for the period prior to Individual Investor Class shares inception are those of the Predecessor Fund. These returns have been adjusted to reflect the expenses allocable to Individual Investor Class shares.” Please confirm supplementally that this adjustment to the expenses allocable to Individual Investor Class shares does not result in higher performance numbers for that class.

Response. The Registrant confirms that such adjustment does not result in higher performance for Individual Investor Class shares of the Fund.

22. Comment. Please consider moving the following underlined portion of Pax Global Environmental Markets Fund’s investment objective elsewhere in the prospectus, in accordance with General Instruction C.3(a), which requires information be disclosed in numerical order: “The Global Environmental Markets Fund’s investment objective is to seek long term growth of capital by investing in innovative companies around the world whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry.”

Response. The Registrant respectfully submits that the underlined text is a part of the Fund’s investment objective. Accordingly, the Registrant declines to make the requested change.

23. Comment. Please confirm supplementally that the reimbursement arrangement referenced in footnote 2 to the Annual Fund Operating Expenses table for Pax Global Environmental Markets Fund, if memorialized in a written agreement separate from the prospectus, will be filed with the Trust’s registration statement.

Response. The Registrant notes that the Fund’s reimbursement arrangement is not memorialized in a written agreement separate from the prospectus.

24. Comment. If Pax Global Environmental Markets Fund’s investment adviser has the ability to recoup expenses that have previously been reimbursed, please disclose the terms of such recoupment.

Response. The Registrant confirms that no reimbursed expenses may be recouped.

25. Comment. Please consider including an 80% policy to invest in environmental issuers and disclosing the criteria used to determine whether an issuer is an environmental company in accordance with the requirements of Rule 35d-1 under the 1940 Act.

Response. In response to your comment, the disclosure has been revised, as follows:

“The Global Environmental Markets Fund follows a sustainable investing approach, combining rigorous financial analysis with equally rigorous environmental, social and governance (ESG) analysis in order to identify investments.

Under normal market conditions, the Global Environmental Markets Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry. Under normal market conditions, the Global Environmental Markets Fund will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common and preferred stocks) of companies located around the world, including at least 40% of its net assets in securities of non-U.S. issuers, including those located in emerging markets. The Fund’s investments may be diversified across multiple countries or geographic regions, or may be focused on a select geographic region, although the Global Environmental Markets Fund will normally have investments in a minimum of three countries other than the United States.

~~The Global Environmental Markets Fund invests in environmental markets—companies whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry.~~ The Global Environmental Markets Fund’s Sub-Adviser selects equity securities on a company-by-company basis primarily through the use of fundamental analysis. The Global Environmental Markets Fund is not constrained by any particular investment style, and may therefore invest in “growth” stocks, “value” stocks or a combination of both. Additionally, it may buy stocks in any sector or industry, and it is not limited to investing in securities of a specific market capitalization.”

26. Comment. Please consider moving the following underlined portion of Pax Global Environmental Markets Fund’s disclosure regarding its investment sub-adviser in the Investment Adviser section of the prospectus elsewhere in the prospectus, as it is neither permitted nor required by Item 5 of Form N-1A: “PWM has engaged Impax Asset Management Ltd. (“IAM”) as a subadviser to manage the Global environmental Markets Fund’s investments. IAM, a wholly-owned subsidiary of Impax Asset Management Group plc, which is publicly traded on the Alternative Investment Market (AIM) of the London Stock Exchange, has its principal place of business at Norfolk House, 31 St. James Square, London SWIY 4JR, United Kingdom.”

Response. The requested change has been made.

27. Comment. Please consider moving the following footnote disclosure to Pax Core Bond Fund’s investment objective elsewhere in the prospectus, in accordance with General Instruction C.3(a): “Although the Core Bond Fund seeks conservation of principal, no assurance can be given that the Fund will achieve this objective, and an investment in the Fund involves the risk of loss.”

Response. In response to your comment, the referenced footnote has been omitted from the Investment Objective section and moved to the About the Funds – Pax Core Bond Fund section, as follows:

“The Core Bond Fund may utilize derivatives, including but not limited to repurchase agreements, foreign currency exchange contracts, options and futures contracts, for hedging and for investment purposes.

Although the Core Bond Fund seeks conservation of principal, no assurance can be given that the Fund will achieve this objective, and an investment in the Fund involves the risk of loss.”

28. Comment. Please consider adding disclosure regarding the duration of the Bloomberg Barclays U.S. Aggregate Bond Index as of a recent date in the Principal Investment Strategies section of the prospectus.

Response. In response to your comment, the Principal Investment Strategies section has been revised, as follows:

“Although the Fund is not constrained with respect to duration, it seeks to maintain an average duration within .50 years of the duration of the Bloomberg Barclays U.S. Aggregate Bond Index, which had a duration of 5.44 as of December 31, 2016.”

29. Comment. Please indicate supplementally what percentage of Pax Core Bond Fund’s investments constitute non-agency mortgage-backed securities.

Response. The Registrant notes that the Fund currently intends to limit its investments in non-agency, commercial and residential mortgage-backed security investments to 5% of its total assets at the time of purchase. The Registrant also notes that, to the extent such purchases are made, it anticipates only purchasing highly liquid instruments.

30. Comment. Please consider including disclosure in the Principal Investment Strategies section of the prospectus for Pax High Yield Bond Fund regarding the maturity policy of its high yield securities.

Response. In response to your comment, the disclosure has been revised, as follows:

“Under normal market conditions, the High Yield Bond Fund invests at least 80% of its assets (plus any borrowings for investment purposes) in high-yield, fixed income securities (such as bonds, notes or debentures) that are rated below BBB- by Standard & Poor’s Ratings Group or below Baa3 by Moody’s Investors Service, similarly rated by another major rating service, or unrated and determined by the High Yield Bond Fund’s investment adviser to be of comparable quality. These fixed income securities are commonly referred to as “junk bonds.” The Fund may invest in securities of any maturity. The High Yield Bond Fund may, on a short-term basis pending longer term investment, invest in exchange traded funds that invest primarily in high-yield securities. The High Yield Bond Fund treats these short-term investments as high-yield, fixed income securities for purposes of its 80% policy.”

31. Comment. Please consider including disclosure in the Principal Investment Strategies section of the prospectus for Pax Balanced Fund regarding the maturity policy of its high yield securities for the fixed income portion of its portfolio.

Response. In response to your comment, the requested change has been made, as follows:

“With respect to the fixed income portion of the portfolio, the Balanced Fund may, through Underlying Funds, be indirectly invested in (i) securities issued by the U.S. government, its agencies and instrumentalities, (ii) corporate bonds and asset backed securities of all types (including mortgage-backed securities), and (iii) securities of foreign issuers. The Fund may indirectly hold fixed income securities of any rating, including junk bonds (e.g., securities rated lower than BBB- by Standard & Poor’s Ratings Group or Baa by Moody’s Investors Service or unrated securities of comparable quality as determined by the Adviser), though it is not currently anticipated that the Fund will indirectly hold more than 20% of its assets in junk bonds. The Fund may invest in securities of any maturity. The Underlying Fund to be utilized for the fixed income portion of the Fund includes, but is not limited to, Pax Core Bond Fund.”

32. Comment. In the Principal Risks section in the back of the prospectus, please identify the principal risks applicable to each Fund.

Response. The Registrant respectfully submits that the Funds’ current disclosure makes clear that “each Fund is subject to the principal risks indicated in its respective Summary of Key information.”

33. Comment. Under the Sub-Advisers sub-section of the Management, Organization and Capital Structure section of the prospectus, please include disclosure regarding the Board of Trustees’ approval of Pax Global Environmental Markets Fund’s investment sub-advisory agreement with Impax Asset Management Ltd.

Response. In response to your comment, the disclosure has been revised, as follows:

“Impax Asset Management Ltd. (“IAM”) is the Sub-Adviser of the Global Environmental Markets Fund. The Sub-Adviser is a wholly-owned subsidiary of Impax Asset Management Group plc, which is publicly traded on the Alternative Investment Market (AIM) of the London Stock Exchange. It has principal offices at Norfolk House, 31 St. James Square, London SWIY 4JR, United Kingdom. The Sub-Adviser, as of December 31, 2016, had approximately $14 billion of funds under management. IAM is the manager or sub-adviser of [26] funds that invest globally in the stocks of companies that are active in “green markets,” particularly in the alternative energy and energy efficiency; water infrastructure technologies and pollution control; and environmental support services and waste management technologies. A discussion regarding the basis for the Board of Trustees’ approval of the Global Environmental Markets Fund’s investment sub-advisory agreement with IAM is available in the Fund’s most recent semi-annual report for the period ended June 30.”

34. Comment. The Staff notes that the second and fourth bullet points in the Class A Shares Not Subject to a Sales Charge subsection under the Choosing a Share Class section in the prospectus, the Registrant provides that investments made through a financial intermediary, plan administrator or dealer of record that has entered into an agreement with the Funds are not subject to any initial or contingent deferred sales charges. Please identify the financial intermediaries, plan administrators or dealers of record that have entered into an agreement with the Funds, in accordance with IM Guidance Update No. 2016-06 and Item 12(a)(2) of Form N-1A.

Response. The Registrant respectfully submits that references to a “financial intermediary,” “plan administrator” or “dealer of record” may be appropriate in certain circumstances, such as those used in the prospectus. The Registrant believes that the list of financial intermediaries, plan administrators or dealers of record with which the Funds have agreements would be subject to frequent change, and so including such a list in the Registration Statement would be impractical. The Registrant notes that Item 12(a)(2) of Form N-1A requires that the Registrant “identify each class of individuals or transaction to which [sales charge waiver] arrangements apply,” and the Registrant believes that its current disclosure satisfies such requirements. Accordingly, the Registrant declines to make the requested change.

35. Comment. The Staff notes that, in the Class A Shares Not Subject to a Sales Charge subsection under the Choosing a Share Class section in the prospectus, the Registrant provides that “whether a sales charge waiver described above is available for your retirement plan or charitable account depends upon the policies and procedures of your intermediary.” Please disclose any scheduled variations in sales charges and revise or omit the referenced disclosure, in accordance with Section 22(d) of the 1940 Act and Rule 22d-1 thereunder and Item 12(a)(2) of Form N-1A.

Response. The Registrant respectfully submits that shareholders that invest in the Funds through a financial intermediary may be subject to additional notice and other form requirements from such financial intermediaries, which may differ from those of the Funds. The Registrant believes that the policies and procedures of financial intermediaries are subject to frequent change, with or without prior notice to the Registrant, and so including a more detailed description of such policies and procedures in the Registration Statement would be impractical. Accordingly, the Registrant declines to make the requested change.

36. Comment. The Staff notes that, in the Contingent Deferred Sales Charges (Certain Class A Shares) subsection under the Choosing a Share Class section in the prospectus, the Registrant provides that “unless otherwise agreed with the Advisers, Class A shares that are part of a purchase of $1 million or more (other than by a qualified retirement plan) will be subject to a 1,00% deferred sales charge if redeemed within 18 months of purchase.” Please revise the underlined portion and replace it with disclosure that describes with greater specificity the criteria for receiving a waiver, in accordance with Item 12(a)(2) of Form N-1A.

Response. In response to your comment, the underlined portion of the referenced disclosure has been removed.

37. Comment. The Staff notes that, in the Additional Reductions and Waivers of Sales Charges subsection under the Choosing a Share Class section in the prospectus, the Registrant provides that “in addition to the breakpoint discount methods described above, sales charges may be reduced or waived under certain circumstances and for certain categories of investors.” Please confirm supplementally that all such reductions or waivers are disclosed, in accordance with Item 12(a)(2) of Form N-1A.

Response. For shareholders that invest in the Funds through a financial intermediary, the Registrant respectfully submits that such shareholders may be subject to additional notice and other form requirements from their financial intermediaries, which may differ from those of the Funds. The Registrant believes that the policies and procedures of financial intermediaries are subject to frequent change, with or without prior notice to the Registrant, and so inclusion in the Registration Statement is impractical and not appropriate. Accordingly, the Registrant declines to make the requested change.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

38. Comment. In regards to futures contracts, the SAI states as follows: “When selling a futures contract, each Fund will maintain with its futures commission merchant a margin account with a value equal to the market value of the instruments underlying the contract (marked to market on a daily basis).” Please consider revising the referenced disclosure to add “only if the futures contract is required to settle on a cash basis.”

Response. The requested change has been made.

39. Comment. Please confirm supplementally that a Fund will look through a municipal private activity bond, where such bond is backed only by the assets and revenues of a non-governmental entity, to the industry of the non-governmental entity in order to determine the industry to which the investment should be allocated for purposes of the Fund’s fundamental policy regarding concentration.

Response. Based on the guidance contained in Investment Company Act Release No. 9785, the Registrant confirms that, for purposes of a Fund’s fundamental policy regarding concentration, a Fund will look through a municipal private activity bond, where such bond is backed only by the assets and revenues of a non-governmental entity, to the industry of the non-governmental entity.

40. Comment. Please consider adding disclosure in the SAI that in the case of bank loans and loan participations where the Fund does not assume a contractual lending relationship with the borrower, the Fund should treat the lending bank or other lending institution that serves as a financial intermediary between the Fund and the borrower as well as the borrower as “issuers.” See Pilgrim Prime Rate Trust (SEC No-Action Letter (June 29, 1989)).

Response. In response to your comment, the following disclosure has been added in the Loan Participations and Assignments subsection under the Investments and Special Considerations; Risk Factors section of the SAI:

“It is the position of the SEC that, in the case of loan participations or assignments where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund should treat both the lending bank or other lending institution and the borrower as ‘issuers.’ If and to the extent the Fund treats a financial intermediary as an issuer of indebtedness, the Fund may in certain circumstances be limited in its ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.”

41. Comment. Please explain supplementally why one of the independent trustees is identified as a “Trustee nominee.”

Response. The Registrant notes that Trust I and Pax World Fund Series Trust III filed a definitive proxy statement on March 28, 2017. Accordingly, the Registrant expects to hold a meeting of shareholders of the Trusts on or about June 6, 2017 to, among other things, elect eight Trustees to the Board of Trustees of each Trust, including one individual that is not currently serving as a member of each Board, but has been nominated for election, and is thus identified in the SAI as the “Trustee nominee.”

42. Comment. The Financial Statements section of the SAI provides as follows, “The financial statements and financial highlights audited by Ernst & Young LLP for the year ended December 31, 2016 incorporated by reference into the prospectus and this SAI have been so incorporated in reliance upon their report given on their authority as experts in accounting and auditing.” Please consider revising the disclosure to indicate that financial highlights, not financial statements, are incorporated by reference into the prospectus pursuant to Rule 411 under the Securities Act of 1933, as amended.

Response. The Registrant respectfully submits that the referenced disclosure is not itself a statement of incorporation by reference. On the contrary, it is a statement that such incorporation by reference as has been made in the prospectus and SAI has been made in reliance on the auditor’s report. Accordingly, the Registrant respectfully declines to make the requested change.

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith